FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated December 20, 2005, announcing a future payment of a dividend on account of the earnings for the 2005 financial year.

2	Press release dated December 20, 2005, entitled, “Jorge Morán is named Chief Operating Officer of Abbey and Joan David Grimá head of the Santander Asset Management and Insurance Division.”

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Item 1

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby advises that as of 1st February next it will pay a dividend on account of the earnings for the 2005 financial year for a gross amount per share of 0.09296 euros. This dividend is 12% higher than that paid in February 2005 as a third interim dividend on account of the earnings for 2004. On the aforementioned date, Wednesday 1st February, the Bank’s share will already trade ex-dividend.

Boadilla del Monte (Madrid), 20th December 2005

Item 2

Press Release

Jorge Morán is named Chief Operating Officer of Abbey and
Joan David Grimá head of the Santander Asset
Management and Insurance Division

Madrid, December 20th, 2005 -Abbey’s Board of Directors, meeting today in London, has appointed Jorge Morán as Executive Director and Chief Operating Officer of the bank, following a proposal made by its CEO Francisco Gómez Roldán. Jorge Morán, General Manager of Grupo Santander, was until now head of the Asset Management and Insurance Division.

This appointment is being made as part of the Abbey’s 3-Year Plan, which was presented last October 25th in London. The Plan sets ambitious growth and efficiency targets which require reinforcing Abbey’s commercial and management capabilities. Morán will be responsible for planning, control and coordination of the Bank’s operating and business areas, reporting directly to CEO Francisco Gómez Roldán.

The above is subject to FSA approval.

The Board of Directors of Grupo Santander agreed in its meeting yesterday, December 19th, to name Joan David Grimá, also a General Manager of Grupo Santander, as the new global head of the Santander Asset Management and Insurance division, replacing Jorge Morán.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife, 2[a] Planta 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 1039

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 21, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President